CUSIP No. 664112 10 9	SCHEDULE 13D	Page 1 of 19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)

NORTHEAST COMMUNITY BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

664112 10 9

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 267-6900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 2 of 19

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,171,408
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,171,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11): 9.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 3 of 19

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Associates, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,171,408
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,171,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11): 9.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 4 of 19

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,171,408
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,171,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11): 9.3%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 5 of 19

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Stilwell Value LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) n/a
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,171,408
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,171,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11): 9.3%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 6 of 19

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Joseph Stilwell
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b)
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,171,408
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,171,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,171,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11): 9.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 7 of 19

Item 1. Security and Issuer

This is the ninth amendment ("Ninth Amendment") to the original Schedule 13D, which was filed on November 5, 2007 (the "Original Schedule 13D"), amended on June 28, 2010 ("First Amendment"), on July 26, 2010 ("Second Amendment"), on August 27, 2010 ("Third Amendment"), on September 2, 2010 ("Fourth Amendment"), on September 16, 2010 ("Fifth Amendment"), on January 14, 2011 ("Sixth Amendment"), on May 4, 2011 ("Seventh Amendment"), and on October 3, 2011 ("Eighth Amendment"). This Ninth Amendment is being filed jointly by Stilwell Value Partners IV, L.P., a Delaware limited partnership ("Stilwell Value Partners IV"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners IV and Stilwell Associates; and Joseph Stilwell, the managing member of and owner of more than 99% of the equity in Stilwell Value LLC, as well as the general partner of Stilwell Partners. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Northeast Community Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 325 Hamilton Avenue, White Plains, New York 10601. The amended joint filing agreement of the members of the Group is attached as Exhibit 2 to the First Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners IV, Stilwell Associates and Stilwell Partners, in Joseph Stilwell's capacities as the general partner of Stilwell Partners and the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV and Stilwell Associates.

The business address of Stilwell Value Partners IV, Stilwell Associates, Stilwell Partners, Stilwell Value LLC and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners IV, Stilwell Associates and Stilwell Partners are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners IV, Stilwell Associates and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 8 of 19

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley or Fidelity Brokerage Services LLC, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

Our purpose in acquiring shares of Common Stock of the Issuer is to profit from the appreciation in the market price of the shares of Common Stock and through the payment of dividends by asserting shareholder rights. A majority of the Issuer's outstanding shares are held by Northeast Community Bancorp, MHC, which is controlled by the Issuer's board of directors. We do not believe the value of the Issuer's assets is adequately reflected in the current market price of the Issuer's Common Stock.

 We are filing this Ninth Amendment to disclose that we filed a lawsuit against the Issuer’s board of directors, personally and derivatively, for abuse of a federal bank charter to perpetuate nepotism.  A copy of the complaint is attached as Exhibit 9.

On July 1, 2010, we demanded the Issuer’s shareholder list to communicate with fellow shareholders concerning the Issuer’s poor performance. The Issuer refused, and we commenced a lawsuit in the U.S. District Court in Manhattan seeking a preliminary injunction to enforce our legal right to the list. The Issuer hired the sixth-largest U.S. corporate law firm to defend its refusal to turn over the list. On August 27, 2010, we sent our first letter to shareholders concerning our belief that management may not be up to the tasks required of a public company. A copy of the letter is attached as Exhibit 4 to the Third Amendment. On August 31, 2010, the Issuer produced the shareholder list and the lawsuit was dismissed. On September 16, 2010, we sent a second letter to shareholders reiterating our concerns. A copy of the letter is attached as Exhibit 5 to the Fifth Amendment. On January 14, 2011, we sent a third letter to shareholders concerning lapses in management, corporate governance, and fiduciary duties owed to shareholders. A copy of the letter is attached as Exhibit 6 to the Sixth Amendment. On May 2, 2011, we sent a fourth letter to shareholders concerning lapses in management, corporate governance, and fiduciary duties owed to shareholders. A copy of the letter is attached as Exhibit 7 to the Seventh Amendment. On October 3, 2011, we sent a letter to the Issuer's board of directors demanding the addition of disinterested directors to the board to consider a second step conversion. A copy of the letter is attached as Exhibit 8 to the Eighth Amendment.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 9 of 19

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than five percent positions in 35 other publicly traded companies. For simplicity, these affiliates are referred to as the "Group", "we", "us", or "our." In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies' assets were not adequately reflected in the market prices of their shares. The filings are described below.

On May 1, 2000, we filed a Schedule 13D to report a position in Security of Pennsylvania Financial Corp. ("SPN"). We scheduled a meeting with senior management to discuss ways to maximize the value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN's acquisition. We then sold our shares on the open market.

On July 7, 2000, we filed a Schedule 13D to report a position in Cameron Financial Corporation ("Cameron"). We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that Cameron invite our representatives to join the board, writing to other Cameron shareholders to express our dismay with management's inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp., and we sold our shares on the open market.

On January 4, 2001, following the announcement by Community Financial Corp. ("CFIC") of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries, we filed a Schedule 13D to report our position. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation, and we sold our shares on the open market.

On February 23, 2001, we filed a Schedule 13D to report a position in Montgomery Financial Corporation ("Montgomery"). On April 20, 2001, we met with Montgomery's management, and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery were sold. Eleven days after we filed our Schedule 13D, however, Montgomery's board amended its bylaws to make it more difficult for us to run an alternate slate by limiting the pool of potential nominees to local persons with a banking relation and shortening the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired a banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 10 of 19

On June 14, 2001, we filed a Schedule 13D reporting a position in HCB Bancshares, Inc. ("HCBB"). On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve the financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB's outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired a banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc. and we sold our shares on the open market.

On December 15, 2000, we filed a Schedule 13D reporting a position in Oregon Trail Financial Corp. ("OTFC"). In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our nominees on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC's shareholder list, but it refused. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned it. We also sued two OTFC directors alleging that one had violated OTFC's residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC's shareholders elected our candidate by a 2-1 margin. In the five months after the filing of our first proxy statement (i.e., from August 1, 2001 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce their current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw their lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger, and we sold substantially all of our shares on the open market.

On November 25, 2002, we filed a Schedule 13D reporting a position in American Physicians Capital, Inc. ("ACAP"). The Schedule 13D disclosed that on January 18, 2002, Michigan's insurance department had approved our request to solicit proxies to elect two directors to ACAP's board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee, Spencer L. Schneider, Esq., to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP's shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers' compensation insurance businesses. ACAP then announced that it had retained Sandler

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 11 of 19

O'Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its President and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new President and CEO. On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Mr. Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our nominees remaining on ACAP's board. On May 8, 2008, our nominees were re-elected to three-year terms expiring in 2011. On passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company.

On June 30, 2003, we filed a Schedule 13D reporting a position in FPIC Insurance Group, Inc. ("FPIC"). On August 12, 2003, Florida's insurance department approved our request to hold more than 5% of FPIC's shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC's management had taken steps to increase shareholder value and because its market price increased and reflected fair value in our estimation, we sold our shares on the open market, decreasing our holdings below five percent. Our nominee was invited to remain on the board after we sold our stake.

On March 29, 2004, we filed a Schedule 13D reporting a position in Community Bancshares, Inc. ("COMB"). We disclosed our intention to meet with COMB's management and evaluate management's progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB's management had made good progress, COMB's return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, we also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation, and we sold our shares on the open market.

On June 20, 2005, we filed a Schedule 13D reporting a position in Prudential Bancorp, Inc. of Pennsylvania ("PBIP"). Most of PBIP's shares are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board, similar to the Issuer. The MHC controls most corporate decisions coming up for a shareholder vote, such as the election of directors. But regulations promulgated by the FDIC previously barred the MHC from voting on PBIP's management stock benefit plans, and PBIP's IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Mr. Stilwell on the board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 12 of 19

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on management's nominees.

On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the "Fed") about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC's position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP's directors at the 2007 annual meeting. At the meeting, 75% of PBIP's voting public shares were withheld. Also during the annual meeting, PBIP's President and Chief Executive Officer, in response to a question posed by Mr. Stilwell, was unable to state the meaning of per share return on equity. On March 7, 2007, we disclosed that we were publicizing the results of PBIP's elections and its directors' unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP's directors at the 2008 annual meeting of shareholders. At the February 4, 2008 annual meeting, an average of 77% of PBIP's voting public shares withheld their votes. Excluding shares held in PBIP's ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court's August 15, 2007 order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP's stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management, and, in exchange, PBIP agreed, subject to certain conditions, to repurchase up to 3 million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5 percent as a result of open market sales and sales of common stock to PBIP.

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On January 19, 2006, we filed a Schedule 13D reporting a position in SCPIE Holdings Inc. ("SKP"). We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP's shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP's directors were elected. On December 14, 2006, SKP agreed to place Mr. Stilwell on the board. On October 16, 2007, Mr. Stilwell resigned from SKP's board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved.

On July 27, 2006, we filed a Schedule 13D reporting a position in Roma Financial Corp. ("ROMA"). Nearly 70% of ROMA's shares are held by a mutual holding company (like the Issuer, PBIP, WMPN and MLVF) controlled by ROMA's board. In April 2007, we engaged in a proxy solicitation at ROMA's first annual meeting, urging shareholders to withhold their vote from management's slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it promptly announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management's prompt implementation of shareholder-friendly capital allocation plans, we supported management's adoption of stock benefit plans at the 2008 shareholder meeting, and we sold our shares in the open market.

On May 23, 2008, we filed a Schedule 13D reporting a position in William Penn Bancorp, Inc. ("WMPN"). A majority of WMPN's shares are held by a mutual holding company (like the Issuer, PBIP, ROMA, and MLVF) controlled by WMPN's board. We hope to work with management in maximizing shareholder value. We provided a PowerPoint presentation to management regarding our views on capital allocation.

On May 30, 2008, we filed a Schedule 13D reporting a position in Malvern Federal Bancorp, Inc. ("MLVF"). A majority of MLVF's shares are held by a mutual holding company (like the Issuer, PBIP, ROMA, and WMPN) controlled by MLVF's board. We hope to work with management in maximizing shareholder value. On June 26, 2008, we provided a PowerPoint presentation to management regarding our views on capital allocation guidelines. In recent months we have mailed four letters to MLVF's shareholders expressing our dissatisfaction with the company's management. On October 26, 2010, we mailed a letter to MLVF demanding that it pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, the Group sued the Issuer's directors demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion.

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On November 7, 2008, we filed a Schedule 13D reporting a position in Kingsway Financial Services Inc. ("KFS"). We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats on the board. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee, Spencer L. Schneider, was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination. By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and Mr. Schneider were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

On December 29, 2008, we filed a Schedule 13D reporting a position in First Savings Financial Group, Inc. ("FSFG"). We met with management in New York. FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5 percent.

On March 12, 2009, we filed a Schedule 13D reporting a position in Alliance Bancorp, Inc. of Pennsylvania ("ALLB"). When we announced our reporting position, a majority of ALLB's shares were held by a mutual holding company (like the Issuer, PBIP, ROMA, WMPN, and MLVF) controlled by ALLB's board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB's action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB will do well if management focuses on profitability.

On September 24, 2010, we filed a Schedule 13D reporting a position in FedFirst Financial Corporation ("FFCO"). We hope to work with management and the board to maximize shareholder value.

On October 8, 2010, we filed a Schedule 13D reporting a position in Wayne Savings Bancshares, Inc. ("WAYN"). We hope to work with management and the board to maximize shareholder value.

On October 18, 2010, we filed a Schedule 13D reporting a position in Standard Financial Corp. ("STND"). We hope to work with management and the board to maximize shareholder value.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 15 of 19

On January 3, 2011, we filed a Schedule 13D reporting a position in Home Federal Bancorp, Inc. of Louisiana ("HFBL"). We hope to work with management and the board to maximize shareholder value.

On February 7, 2011, we filed a Schedule 13D reporting a position in Wolverine Bancorp, Inc. ("WBKC"). We hope to work with management and the board to maximize shareholder value.

On February 28, 2011, we filed a Schedule 13D reporting a position in SP Bancorp, Inc. ("SPBC"). We hope to work with management and the board to maximize shareholder value.

On March 28, 2011, we filed a Schedule 13D reporting a position in Eureka Financial Corp. ("EKFC"). We hope to work with management and the board to maximize shareholder value.

On April 1, 2011, we filed a Schedule 13D reporting a position in Harvard Illinois Bancorp, Inc. ("HARI"). We hope to work with management and the board to maximize shareholder value.

On April 11, 2011, we filed a Schedule 13D reporting a position in Fraternity Community Bancorp, Inc. ("FRTR"). We hope to work with management and the board to maximize shareholder value.

On April 18, 2011, we filed a Schedule 13D reporting a position in Sunshine Financial, Inc. ("SSNF"). We hope to work with management and the board to maximize shareholder value.

On July 5, 2011, we filed a Schedule 13D reporting a position in Jacksonville Bancorp, Inc. ("JSXB"). We hope to work with management and the board to maximize shareholder value.

On July 11, 2011, we filed a Schedule 13D reporting a position in Naugatuck Valley Financial Corporation ("NVSL"). We hope to work with management and the board to maximize shareholder value.

On August 24, 2011, we filed a Schedule 13D reporting a position in Colonial Financial Services, Inc. ("COBK"). We hope to work with management and the board to maximize shareholder value.

On September 12, 2011, we filed a Schedule 13D reporting a position in First Financial Northwest, Inc. ("FFNW"). We hope to work with management and the board to maximize shareholder value.

On September 23, 2011, we filed a Schedule 13D reporting a position in Poage Bankshares, Inc. ("PBSK"). We hope to work with management and the board to maximize shareholder value.

On September 29, 2011, we filed a Schedule 13D reporting a position in United Insurance Holdings Corp. ("UIHC"). We hope to work with UIHC to maximize shareholder value.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 16 of 19

On October 7, 2011, we filed a Schedule 13D reporting a position in Provident Financial Holdings, Inc. (“PROV”). We hope to work with management and the board to maximize shareholder value.

On October 24, 2011, we filed a Schedule 13D reporting a position in ASB Bancorp, Inc. ("ASBB"). We hope to work with management and the board to maximize shareholder value.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of shares of Common Stock, 12,644,752, reported as the number of outstanding shares as of August 11, 2011, in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

(A)	Stilwell Value Partners IV
(a)	Aggregate number of shares beneficially owned: 1,171,408

Percentage: 9.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,171,408

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,171,408

(c)	Stilwell Value Partners IV has not purchased or sold any shares of Common Stock since the filing of the First Amendment.

(d)    Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners IV, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners IV, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners IV. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners IV with regard to those shares of Common Stock.

(B)	Stilwell Associates
(a)	Aggregate number of shares beneficially owned: 1,171,408

Percentage: 9.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,171,408

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,171,408

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 17 of 19

(c)  Stilwell Associates has not purchased or sold any shares of Common Stock since the filing of the Second Amendment.

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)	Stilwell Partners
(a)	Aggregate number of shares beneficially owned: 1,171,408

Percentage: 9.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,171,408

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,171,408

(c)	Stilwell Partners has not purchased or sold any shares of Common Stock since the filing of the Eighth Amendment.

(d)    Because he is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

(D)	Stilwell Value LLC
(a)	Aggregate number of shares beneficially owned: 1,171,408

Percentage: 9.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,171,408

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,171,408

(c)	Stilwell Value LLC has made no purchases of shares of Common Stock.

(d) Because he is the managing member and 99% owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners IV and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners IV and Stilwell Associates.

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 18 of 19

(E)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 1,171,408

Percentage: 9.3%

(b)	1. Sole power to vote or to direct vote: 0

2. Shared power to vote or to direct vote: 1,171,408

3. Sole power to dispose or to direct the disposition: 0

4. Shared power to dispose or to direct disposition: 1,171,408

(c)	Joseph Stilwell has not purchased or sold any shares of Common Stock since the filing of the First Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 2 to the First Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Value Partners IV and Stilwell Associates, and Joseph Stilwell, in his capacity as the general partner of Stilwell Partners and managing member and 99% owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement filed with Original Schedule 13D
2	Amended Joint Filing Agreement, dated June 28, 2010, filed with the First Amendment
3	Stilwell Value Partners IV Complaint Against Northeast Community Bancorp, Inc., filed with the Second Amendment
4	Letter to Northeast Community Bancorp, Inc.'s Shareholders, dated August 24, 2010, filed with the Third Amendment
5	Letter to Northeast Community Bancorp, Inc.'s Shareholders, dated September 16, 2010, filed with the Fifth Amendment
6	Letter to Northeast Community Bancorp, Inc.'s Shareholders, dated January 14, 2011, filed with the Sixth Amendment
7	Letter to Northeast Community Bancorp, Inc.'s Shareholders, dated May 2, 2011, filed with the Seventh Amendment
8	Letter to Northeast Community Bancorp, Inc.'s Board of Directors, dated October 3, 2011, filed with the Eighth Amendment
9	Complaint, dated October 31, 2011

CUSIP No. 664112 10 9	SCHEDULE 13D	Page 19 of 19

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2011

STILWELL VALUE PARTNERS IV, L.P.

By	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner
/s/ Joseph Stilwell
	By:	Joseph Stilwell
Managing Member

STILWELL PARTNERS, L.P.
/s/ Joseph Stilwell
By:	Joseph Stilwell
General Partner

STILWELL VALUE LLC
/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell

Exhibit 9

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

STILWELL VALUE PARTNERS IV, L.P., on its own behalf with respect to certain claims and suing derivatively, as a shareholder, on behalf of Northeast Community Bancorp, Inc., a nominal defendant,

2011/___________
Plaintiff,

against-

DIANE B. CAVANAUGH, ARTHUR M. LEVINE,
CHARLES A. MARTINEK, KENNETH A.
MARTINEK, JOHN F. MCKENZIE, SALVATORE
RANDAZZO, HARRY (JEFF) A.S. READ, LINDA
M. SWAN, KENNETH H. THOMAS, and
NORTHEAST COMMUNITY BANCORP, MHC,	COMPLAINT

Defendants,

and

NORTHEAST COMMUNITY BANCORP, INC.,
a nominal defendant.

Plaintiff Stilwell Value Partners IV, L.P. (“Stilwell”), on its own behalf and derivatively, as a shareholder, on behalf of Northeast Community Bancorp, Inc. (“Northeast”), brings this action against defendants and states as follows:

1. The case involves the abuse of a federal bank charter to perpetuate nepotism.

2. Northeast Community Bancorp, MHC (“MHC”) is Northeast’s majority shareholder.

3. MHC opposes certain matters favored by and, admittedly, beneficial to Northeast’s minority shareholders.

4. For instance, MHC opposes a “second step conversion transaction” in which MHC is dissolved and its Northeast stock is sold to the public. MHC acknowledges that a second step conversion would increase Northeast’s depressed stock price.

5. MHC and Northeast have identical, overlapping boards of directors.

6. The overlapping directors have a conflict of interest when it comes to deciding Northeast proposals opposed by or involving MHC.

7. Moreover, the overlapping directors place their loyalty to MHC’s interests over Northeast’s minority shareholders’ interests, breaching their fiduciary duties as Northeast directors. Additionally, MHC has aided and abetted the overlapping director’s breaches, and it has breached its independent fiduciary duty to the minority shareholders.

8. As described below, Stilwell brings this suit to remedy the defendants’breaches and to obtain a fair process by which a second step conversion is considered. As further described below, the federally chartered mutual holding company structure remains in place (despite its economic shortcomings as a result of recent regulatory changes) to perpetuate a third generation of Martinek family nepotism.

Parties

9. Plaintiff is a Delaware limited partnership with its principal place of business at 111 Broadway, 12th Floor, New York, NY 10006.

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10. Defendant Diane B. Cavanaugh resides in the State of New York and is an overlapping director.

11. Defendant Arthur M. Levine resides in the State of New York and is an overlapping director.

12. Defendant Charles A. Martinek resides in the State of Connecticut and is an overlapping director.

13. Defendant Kenneth A. Martinek resides in the State of New York and is an overlapping director. Kenneth and Charles are brothers.

14. Defendant John F. McKenzie resides in the State of New York and is an overlapping director.

15. Defendant Salvatore Randazzo resides in the State of New York and is an overlapping director.

16. Defendant Harry (Jeff) A.S. Read resides in the State of Connecticut and is an overlapping director.

17. Defendant Linda M. Swan resides in the State of Connecticut and is an overlapping director.

18. Defendant Kenneth H. Thomas resides in the State of Florida and is an overlapping director.

19. Defendant MHC is a federally chartered mutual holding company with its principal place of business in White Plains, NY.

20. Nominal defendant Northeast is a federally chartered savings and loan holding company with its principal place of business in White Plains, NY.

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Facts

21. Northeast came public on July 6, 2006, and its shares trade on NASDAQ. It is the holding company for Northeast Community Bank (the “Bank”). The Bank has branches in New York City, Westchester, and Massachusetts.

22. The Bank was founded in 1934 by the grandfather of the Martinek brothers. Kenneth Martinek’s father was President of the Bank before him.

23. In 2006, the overlapping directors restructured the Bank to operate under the mutual holding company structure, becoming partially public. Under the restructuring, MHC received a majority of Northeast’s shares for no consideration, while the rest were purchased by public investors. In turn, MHC is owned by the depositors of the Bank, but it is managed, controlled, and dominated by the Martinek family and the overlapping directors.

24. Many of the overlapping directors were appointed by Kenneth’s and Charles’ father, the rest handpicked by Kenneth Martinek. The overlapping directors sit on the boards of the Bank, MHC, and Northeast. There is no reason why any of the directors of MHC should also sit on the boards of the Bank or Northeast.

25. Stilwell has been a shareholder of Northeast since 2006 and currently holds 1,171,408 shares, or 9.26% of its outstanding shares.

Northeast Has Performed Poorly Since It Came Public

26. In 2006, Northeast’s shares opened at $10 per share, but as of the closing on October 20, 2011, its shares were trading at $5.70 per share, a 43% decline in value.

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27. Since it came public, Northeast’s stock price performance has been 10 times worse than the S&P 500 Index stock price performance and two times worse than the SNL Thrift Mutual Holding Company Index stock price performance.

28. Northeast has no bona fide business plan in place for its shareholders.

29. Northeast has performed poorly, and the overlapping directors’ agenda is not in line with the shareholders’ agenda. For example, among other things:

a. Northeast carries 24% equity to assets, but in over five years has failed to put those assets to any productive use, yielding pitiful returns on equity in the ranges of (2.4%) to 2.2%.

b. It sold a profitable bank branch in Brooklyn and has openedunprofitable branches in suburban Massachusetts, over 210 miles from its historical core market.

c. It currently earns less than it pays for deposits.

Mutual Holding Companies are a Dying Breed

30. Many mutual holding companies have recently undergone second step conversions to become fully converted savings and loan holding companies. They have done so because the potential economic benefits to the public shareholders have disappeared due to changes in federal regulations.

31. More second step conversions were conducted in 2010 than in any prior year. As of October 2010, there were fewer than 70 mutual holding companies remaining, and most financial advisors were recommending them to undertake second

5

step conversions. As of October 2011, only 56 mutual holding companies remain, and six of them have announced a second step conversion. Aside from Northeast, there are only two other mutual holding companies left in the NYC metropolitan area.

32. Noting the inherent conflict of interest that mutual holding company directors possess, the Federal Reserve Board recently issued new regulations which practically eliminate the ability of mutual holding companies to waive their dividends in favor of public shareholders. 76 C.F.R. 56512 (September 13, 2011). The inability to waive dividends removes the economic reason that these structures are suitable for public investors.

33. Upon information and belief, financial investment advisors are counseling mutual holding companies that request advice to undertake second step conversions.

34. The overlapping directors are aware of the economic importance of waiving dividends. In Northeast’s 2006 public offering materials, the overlapping directors advertised to prospective investors that MHC “anticipate[d]” waiving dividends.

35. Northeast should consider a second step conversion because of the elimination of the dividend waiver rule.

36. It should also consider a step conversion because a conversion will increase the value of Northeast’s stock, a point understood by the overlapping directors: In Northeast’s 2006 public offering materials and all of its SEC quarterly and

6

annual filings, Northeast has represented that a second step conversion would likely increase Northeast’s market value.

The Overlapping Directors are Loyal to the Martineks But Dismissive of Shareholders’ Interests

37. In 2008, Stilwell suggested that the overlapping directors adopt a capital allocation plan. The proposal was rejected with no explanation. Northeast has never adopted or considered any capital allocation plan of which plaintiff is aware.

38. The overlapping directors are primarily focused on maintain the mutual holding company structure to entrench themselves and the Martinek family. They are much like trustees of a family business, perpetuating Martinek family control and nepotism. (Defendant Kenneth Martinek’s wife is also employed as a Bank executive.)

39. MHC and the overlapping directors are not bashful about their loyalties. They have warned in public securities filings that on matters put to a vote of Northeast shareholders, MHC “must ensure that the interests of depositors of [the Bank] are represented and considered” and that votes cast by MHC “may not be in [the] personal best interests” of Northeast shareholders.

40. But in their distinct roles as directors of Northeast, the overlapping directors are obligated to exercise fiduciary duties to act in the best interests of Northeast’s shareholders alone. They are irreconcilably conflicted when it comes to any transaction in which MHC opposes or is involved.

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Stilwell Demands Disinterested Consideration of a Second Step Conversion

41. On October 3, 2011, Joseph Stilwell, on behalf of Stilwell, wrote to the overlapping directors. (A copy of the letter is attached as Ex. A.)

42. Mr. Stilwell noted Northeast’s poor performance, the losses suffered by Stilwell, the elimination of the dividend waiver rule, and the company’s unwillingness to pursue share repurchases or any meaningful actions to realize value for shareholders.

43. Mr. Stilwell stated his belief that the Company should not continue as a mutual holding company and should pursue a second step conversion to realize value for shareholders.

44. Mr. Stilwell noted:

The directors have a bias and conflict when it comes to determining whether to undertake a second step conversion. That is because they simultaneously serve on the boards of the Company and its largest shareholder, Northeast Community Bancorp, MHC (“NECB MHC”), which has a direct stake in outcome of a second step. Therefore, I demand that the Company expand its board of directors to include individuals who are not (and were never on) the NECB MHC board, and that these directors immediately consider whether to cause the Company to undertake a second step. Existing Company directors should be disqualified from considering whether to second step. Likewise, new, unconflicted directors should be placed on NECB MHC as well and undertake this consideration (which I hereby demand by copy of this letter, in my capacity as a depositor.)

45. Mr. Stilwell warned of a lawsuit unless he received a satisfactory response within two weeks.

46. On October 14, 2011, Mr. Martinek responded by letter, thanking Mr. Stilwell for his letter and noting his “appreciation of [Mr. Stilwell’s] interest in the Company.” (A copy of the letter is attached as Ex. B.)

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47. Mr. Martinek stated that the overlapping directors met the previous week to “consider and discuss the demands set forth in [Mr. Stilwell’s] letter and determined that the current composition and size of the Board is well-suited to meet the needs of the Company.”

48. Mr. Martinek also stated that the overlapping directors “review[ ] the Company’s strategic options on an annual basis, as well as more frequently if the need arises.” He indicated awareness of a second step conversion and consultation with experts “on these matters as appropriate.”

49. Mr. Martinek did not describe what the overlapping directors did to remove conflicts of interest prior to considering and discussing Stilwell's demand. On information and belief, the overlapping directors did nothing to evaluate and remove the conflicts, nor to disinterestedly consider a second step conversion in light of the recent regulatory changes.

50. The overlapping directors’ refusal to expand the board with disinterested directors was marred by their bias and interest, as are their alleged “annual” or “more frequent” considerations of “strategic options.”

A Demand to Commence a Derivative Action Would Have Been Futile

51. A demand by Stilwell on the overlapping directors to commence a derivative action would have been futile. The overlapping directors have an interest in the matter at issue and, therefore, can not objectively determine whether they should bring an action. The overlapping directors are interested because: (a) the transaction at issue involves MHC, of which they are all directors and owe a fiduciary

9

duty to act in its best interest, and (b) they are dominated and controlled by MHC and the Martinek family (including fellow overlapping directors Kenneth and Charles), whose collective interest is to maintain a mutual holding company structure even when not in the best interest of Northeast or the minority shareholders. Additionally, they have publicly warned in securities filings that they “must ensure that the interests of depositors of [the Bank] are represented and considered on matters put to a vote” of Northeast’s shareholders, and that those interests might conflict with the best interests of Northeast’s shareholders.

52. Futility is further evidenced by the fact that the overlapping directors failed to evaluate and remove their conflicts of interest by expanding the board in response to plaintiff’s request for disinterested consideration of a second step conversion.

53. Demand also would have been futile because the overlapping directors did not fully inform themselves about the transaction at issue to the extent reasonably appropriate under the circumstances. As reflected in Mr. Martinek’s letter, the overlapping directors did not appear to even consider the merits of a second step conversion or consult with experts to consider Stilwell's demand.

FIRST CAUSE OF ACTION

54. Plaintiff repeats and realleges the allegations contained in the paragraphs above.

55. The overlapping directors owe fiduciary duties to Northeast’s shareholders of (a) loyalty and (b) due care and good faith.

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56. The overlapping directors also owe fiduciary duties to MHC.

57. Directors, such as the defendants, who sit on different boards have an additional duty to zealously safeguard the interests of each corporation.

58. The overlapping directors breached their fiduciary duty of loyalty due to Northeast and its shareholders by failing to allow for disinterested consideration of a second step conversion. The overlapping directors are interested with respect to consideration of a second step conversion because they are all directors of MHC and a second step conversion involves the dissolution of MHC.

59. Moreover, they are all interested with respect to a second step conversion because in a second step conversion, the Martineks (to whom the overlapping directors are beholden and by whom they are controlled) would lose control over Northeast and public shareholders would determine the composition of Northeast’s board of directors.

60. The overlapping directors are interested inasmuch as they have warned in public securities filings that they would oppose and prevent a transaction which threatens the existence of MHC, and thus threatens the entrenchment of the Martineks.

61. The overlapping directors exercised no business judgment with respect to a second step conversion, dismissing it outright. They therefore breached their fiduciary duty of due care and good faith because they failed to act in an informed and reasonably diligent basis. Inasmuch as the overlapping directors are incapable of disinterested consideration of a second step conversion, to have discharged their

11

fiduciary duty of due care and good faith, they should have delegated consideration to an expanded board containing disinterested directors.

62. Given the benefits to Northeast and its minority shareholders, no reasonable, disinterested shareholder would decide against a second step conversion.

63. Plaintiff and Northeast’s public shareholders have been injured as a result of the overlapping directors’ breaches of their fiduciary duties.

64. Plaintiff and Northeast’s public shareholders have no adequate remedy under the law.

65. The court should declare that the overlapping directors breached their fiduciary duties to Northeast and its shareholders and should order them to (a) be excluded from deciding whether to engage in a second step conversion, and (b) expand the board of Northeast to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Northeast should engage in a second step conversion.

66. Alternatively, given that no reasonable, disinterested shareholder would decide against a second step conversion, the Court should declare that the overlapping directors breached their fiduciary duties to Northeast and its shareholders and should order that Northeast engage in a second step conversion.

SECOND CAUSE OF ACTION

67. Plaintiff repeats and realleges the allegations contained in the paragraphs above.

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68. MHC is Northeast’s majority shareholder.

69. MHC owes plaintiff and Northeast’s public shareholders a fiduciary duty of the utmost good faith.

70. MHC has breached its fiduciary duty by causing the overlapping directors to consider the interests of MHC over the interests of Northeast shareholders when they are acting in their capacity as directors of Northeast.

71. Plaintiff and Northeast’s public shareholders have been injured as a result of the overlapping directors’ breaches of their fiduciary duties.

72. Plaintiff and Northeast’s public shareholders have no adequate remedy under the law.

73. The Court should order that MHC cause Northeast to expand its board to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Northeast should engage in a second step conversion or enjoin it from interfering in Northeast's employment of disinterested decision makers to consider and implement a second step conversion.

THIRD CAUSE OF ACTION

74. Plaintiff repeats and realleges the allegations contained in the paragraphs above.

75. MHC aided and abetted the overlapping directors’ breaches of fiduciary duties: (a) MHC was aware that the overlapping directors breached their fiduciary duties because it was put on notice of Stilwell’s demand and the overlapping

13

directors sit on MHC’s board; (b) MHC knowingly induced or participated in the breaches because the overlapping directors sit on both boards, and MHC opposes a second step conversion; and (c) the plaintiff has suffered damages as a result of the breaches.

76. Plaintiff and Northeast’s public shareholders have no adequate remedy under the law.

77. The Court should order that MHC cause Northeast to expand its board to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Northeast should engage in a second step conversion or enjoin it from interfering in Northeast's employment of disinterested decision makers to consider and implement a second step conversion.

WHEREFORE, plaintiff demands:

1. A declaration that the overlapping directors breached their fiduciary duties to Northeast and its shareholders and an order directing the overlapping directors to (a) be excluded from deciding whether to engage in a second step conversion, and (b) expand the board of Northeast to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Northeast should engage in a second step conversion;

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2. Alternatively, the Court should declare that the overlapping directors breached their fiduciary duties to Northeast and its shareholders and should order that Northeast engage in a second step conversion;

3. A declaration that MHC breached its fiduciary duties and an order that MHC cause Northeast to expand its board to include not less than three qualified, disinterested directors who shall be delegated the sole responsibility (and provided the resources) to independently and objectively consider whether Northeast should engage in a second step conversion or an order enjoining it from interfering in Northeast's employment of disinterested decision makers to consider and implement a second step conversion;

4. For its costs and reasonable attorney fees incurred herein; and

5. Such other relief as may be just and equitable.

Dated: New York, New York
October 31, 2011

SPENCER L. SCHNEIDER

/s/ Spencer L. Schneider
Attorney for Plaintiff
111 Broadway, Suite 1203A New York, NY 10006
Tel: (212) 267-6900
Fax: (212) 267-6904 sschneider@slsatty.com

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EXHIBIT A

STILLWELL VALUE PARTNERS IV, L.P.

111 Broadway, 12th Floor
New York, New York 10006
(212) 269-5800

October 3, 2011

By: Federal Express

Board of Directors

Northeast Community Bancorp, Inc.

325 Hamilton Avenue

White Plains, New York 10601

Re: Demand to Take Corrective Measures

Ladies and Gentlemen:

Stilwell Value Partners IV, L.P. ("SVP") has been a shareholder of Northeast Community Bancorp, Inc. (the "Company") for over four years. During this time, I have made repeated suggestions to management and the board on how to improve the value of the Company's shares, including stock repurchases, a management stock benefit plan tied to capital allocation, and a second step conversion. These suggestions have been ignored. The value of SVP's investment has substantially declined. I hold the board and management personally responsible for the losses suffered to date by my fund and similarly situated shareholders.

At this point, there is no sane or rational basis for the Company to continue to exist in the mutual holding company structure. The Federal Reserve Board has essentially eliminated the ability of mutual holding companies to waive dividends. The Fed has also issued tighter regulations whereby it will now ''scrutinize" stock repurchases by mutual holding companies. (But this is largely academic because the Company has indicated that it has no intention to pursue stock repurchases.) The Company has never had a capital allocation plan nor taken any meaningful actions to try to realize value for public shareholders. Indeed, the directors have evinced a complete abdication as fiduciaries to the public shareholders.

The directors have a bias and conflict when it comes to determining whether to undertake a second step conversion. That is because they simultaneously serve on the boards of the Company and its largest shareholder, Northeast Community Bancorp, MHC ("NECB MIIC''), which has a direct stake in outcome of' a second step. Therefore, I demand that the Company expand its board of directors to include individuals who are not (and were never on) the NECB MHC board, and that these directors immediately consider whether to cause the Company to undertake a second step. Existing Company directors should be disqualified from considering whether to second step. Likewise, new, unconflicted directors should be placed on NECB MHC as well and undertake this consideration (which I hereby demand by copy of this letter, in my capacity as a depositor.)

Should I not receive a satisfactory response within two weeks, we will seek redress against you personally in court.

Very truly yours,

/s/ Joseph Stilwell

Joseph Stilwell

Copy to: Northeast Community Bancorp, MHC

EXHIBIT B

Kenneth A. Martinek Chairman, President & Chief Executive Officer

October 14, 2011

VIA FEDERAL EXPRESS

Joseph Stilwell

Stilwell Value Partners IV, L.P.

111 Broadway

12th Floor

New York, NY 10006

Dear Mr. Stilwell:

Thank you for your letter to us dated October 3, 2011 wherein you demand that the Board of Directors of NorthEast Community Bancorp, Inc. take certain actions.

The Board of Directors of the Company values the input of the Company's shareholders. Our Board met this week to consider and discuss the demands set forth in your letter and determined that the current composition and size of the Board is well suited to meet the needs of the Company. Additionally, as we have advised you in the past, the Board of Directors reviews the Company's strategic options on an annual basis, as well as more frequently if the need arises. We are aware of the various alternatives that are available to mutual holding companies and consult with experts on these matters as appropriate.

We appreciate your interest in the Company.

Sincerely,

Kenneth A. Martinek

cc:        Board of Directors

NorthEast Community Bancorp, Inc.

Executive Offices
325 Hamilton Avenue, White Plains, NY 10601
Phone (914) 684-2500 Fax (914) 684-0444